06050549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/03/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Giuliani Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Times Square
(No. and Street)

New York, (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gery Sadzewicz (312) 756-3830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gery Sadzewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Giuliani Capital Advisors, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
KATHY A VAUGHN
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 02/14/10

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

GIULIANI CAPITAL ADVISORS LLC

Period July 3, 2004 through December 31, 2005

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Giuliani Capital Advisors LLC

We have audited the accompanying statement of financial condition of Giuliani Capital Advisors LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in members' capital, and cash flows for the period July 3, 2004 through December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Giuliani Capital Advisors LLC as of December 31, 2005, and the results of its operations and its cash flows for the period July 3, 2004 through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 17 and 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information. Pages 17 and 18 are required by rule 17a-5 under the Securities Exchange Act of 1934 and such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 27, 2006

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Giuliani Capital Advisors LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$15,471,254
Accounts receivable, net	7,667,732
Computer, office and other equipment, at cost, less accumulated depreciation and amortization	2,291,292
Goodwill	1,399,794
Intangible assets, net of amortization	72,917
Prepaid expenses and other assets	1,928,288
	$28,831,277

LIABILITIES AND MEMBERS' CAPITAL

Accrued variable compensation	$ 8,393,364
Accounts payable and other accrued expenses	1,194,016
Retainers received and deferred revenue	3,138,436
Lease obligations	457,610
Due to E&Y LLP	532,730
Due to Giuliani Partners LLC	140,000
	13,856,156
Commitments and contingencies	-
Members' capital	14,975,121
	$28,831,277

The accompanying notes are an integral part of this statement.

Giuliani Capital Advisors LLC

STATEMENT OF OPERATIONS

Period July 3, 2004 through December 31, 2005

Revenues	
Fee income, net	$ 68,943,445
Interest	470,774
Total revenues	69,414,219
Operating expenses	
Employee base compensation and benefits	35,028,480
Employee bonus compensation	22,563,325
Engagement expenses incurred	5,680,214
Office and administrative	6,949,029
Occupancy	4,937,829
Practice development	2,307,295
Technology	2,210,586
Research	2,387,558
Regulatory fees	651,004
Professional fees	2,297,727
Recruiting	332,211
Other	3,761,704
Total operating expenses	89,106,962
Additional compensation expense	
Retention expenses	3,999,998
Transition expenses	5,000,000
Net loss before foreign currency translation	(28,692,741)
Less	
Foreign currency translation	(50,025)
NET LOSS	$(28,742,766)

The accompanying notes are an integral part of this statement.

Giuliani Capital Advisors LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Period July 3, 2004 through December 31, 2005

Members' capital, beginning of period	$ 31,061,350
Net loss	(28,742,766)
Capital contributions	20,311,660
Conversion of notes payable to members' equity	2,200,000
Capital distributions	(9,855,123)
Members' capital, end of period	$ 14,975,121

The accompanying notes are an integral part of this statement.

Giuliani Capital Advisors LLC

STATEMENT OF CASH FLOWS

Period July 3, 2004 through December 31, 2005

Cash flows from operating activities	
Net loss	$(28,742,766)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	381,349
Changes in operating assets and liabilities	
(Increase) decrease in operating assets	
Accounts receivable, net	2,225,081
Prepaid expenses and other assets	(130,884)
Increase (decrease) in operating liabilities	
Accrued variable compensation	2,325,163
Accounts payable and other accrued expenses	(563,371)
Retainers received and deferred revenue	(3,060,051)
Due to E&Y LLP	(3,308,812)
Due to Giuliani Partners LLC	140,000
Net cash used in operating activities	(30,734,291)
Cash flows from investing activities	
Acquisition of equipment	(1,832,853)
Net cash used in investing activities	(1,832,853)
Cash flows from financing activities	
Payments of subordinated notes	(1,500,000)
Net payments of capital lease obligations	(72,781)
Member's contribution	18,811,866
Return of capital to members	(9,855,123)
Net cash provided by financing activities	7,383,962
NET DECREASE IN CASH AND CASH EQUIVALENTS	(25,183,182)
Cash and cash equivalents at beginning of period	40,654,436
Cash and cash equivalents at end of period	$ 15,471,254
Supplemental disclosures of cash flow information:	
Cash paid during the period for	
Interest	$ 13,887
Income taxes	488,969
Noncash activity	
Capital lease entered into for computer equipment	530,391
Goodwill and intangible assets from change in ownership	1,499,794
Conversion of notes payable to members' equity	2,200,000

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Period July 3, 2004 through December 31, 2005

NOTE A - GENERAL BUSINESS AND CHANGE IN OWNERSHIP

On November 30, 2004, Giuliani Partners LLC ("GP" or "Giuliani Partners") acquired all of the outstanding membership interests from Ernst & Young U.S., LLP ("E&Y") in the company formerly known as Ernst & Young Corporate Finance, LLC ("EYCF"). The name of the company was changed from EYCF to Giuliani Capital Advisors LLC ("GCA," "Giuliani Capital Advisors," or the "Company"). Simultaneous with the transaction, 22 Managing Directors of GCA were also admitted as members of the Company.

Giuliani Capital Advisors is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its members' liability in the Company's obligations and debts shall be limited to the amount of the members' capital contributions. The Company's managing member is Giuliani Partners, a Delaware limited liability partnership.

The Company provides financial advisory services to institutional clients regarding capital markets, mergers and acquisitions and restructuring advisory services. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash in bank accounts and short-term investments with maturities of less than 30 days.

   Cash on deposit with banks at December 31, 2005 exceeded federally insured limits.

2. *Accounts Receivable*

   The Company provides a reserve for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of engagements and related accounts receivable. The reserve is reviewed periodically by management, and it is subject to change.

NOTE B (continued)

The Company has elected to record bad debts using the direct write-off method. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

3. *Fixed Assets*

Fixed assets primarily consist of office equipment and furniture, information technology hardware and software, and leasehold improvements. Fixed assets are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred. Included in the fixed assets and related depreciation expense category was depreciation and amortization of $296,209 for the period ended December 31, 2005. Depreciation and amortization recognized in connection with the information technology system was $58,057 for the period ended December 31, 2005.

4. *Revenue Recognition*

Revenue (which includes expenses billed to clients) for certain engagements is generally recognized as earned, on a time and materials basis, as the work is performed. Revenue for other engagements is recognized when services have been performed, or at the agreed-upon intervals and at the amounts agreed upon with the clients.

5. *Retainers Received and Deferred Revenue*

Retainers received consist principally of refundable retainers paid by clients and held by the Company on their behalf. In the event that client invoices are unpaid in whole or in part, such amounts are deemed to have been paid out of the retainer. Upon close of the engagement, any remaining portion thereof is returned to the client.

NOTE B (continued)

Deferred revenue also consists of clients' prepayment of fees prior to the Company having earned them.

6. *Income Taxes*

The Company is a limited liability company. The operations of the Company will be included in the taxable income of the members.

7. *Capital Leases*

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

8. *Internally Developed Software*

As required by SOP 98-1, with respect to its new information technology system, the Company capitalized the costs incurred during the application development stage, which include costs to design the system and software configuration and interfaces, coding, installation, and testing. Capitalized development costs are amortized over various periods up to five years.

Costs incurred during the migration project along with post-implementation stages that relate to the monitoring and maintaining of the system are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs require judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. For the period ended December 31, 2005, the Company capitalized information technology system design and software development costs of $870,856. As of December 31, 2005, net capitalized system and software costs totaled $812,799.

NOTE B (continued)

9. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - GOODWILL AND OTHER INTANGIBLES

In 2004, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized. Instead, these assets are tested annually for impairment. Other intangible assets are amortized over their useful lives. As of December 31, 2005, goodwill and other intangible assets of $1,472,711 were comprised of goodwill of $1,399,794 and intangible assets of $72,917.

The goodwill is related to the November 30, 2004 purchase of the Company by Giuliani Partners. The Company has reviewed its goodwill in accordance with SFAS No. 142 and determined that the fair value of the Company to which the goodwill relates exceeded the carrying value of the Company. Accordingly, no goodwill impairment loss has been recognized.

NOTE D - RELATED PARTY TRANSACTIONS

On September 1, 2001, the Company and its prior owner, E&Y, entered into a "Services Agreement" (the "Agreement") whereby the Company engaged E&Y to provide certain services on the Company's behalf. Per the Agreement, payment for the services was negotiated on an arm's-length basis. In addition to payment for the services, E&Y was entitled to reimbursement of its reasonable out-of-pocket expenses incurred in providing the services. The services provided under the agreement included rent and facilities support, technology, employee benefits, information services, accounting, legal counsel, new business development and office support, printing and duplicating, etc. For the period July 3, 2004 through November 30, 2004, the total services provided by E&Y to EYCF under the Services Agreement was approximately $4.4 million.

NOTE D (continued)

Upon the sale of the Company to Giuliani Partners, the Company and its prior owner, E&Y, entered into a "Transition Services Agreement" (the "Transition Services Agreement") whereby the Company engaged E&Y to continue providing such services as E&Y had provided under the Services Agreement (with the exception of legal counsel, employee benefits and new business development services) for a nine-month period commencing December 1, 2004 and ending August 30, 2005 or at such earlier time when the Company no longer needed the services.

For the period December 1, 2004 through December 31, 2005, the total services provided by E&Y to the Company under the Transition Services Agreement and certain other legacy engagements approximated $4.8 million. At December 31, 2005, there was a balance due to E&Y of approximately $533,000 for services provided.

Upon the sale of the Company to Giuliani Partners on November 30, 2004, the Company entered into an agreement with GP to provide management advisory services for the ongoing operation of the Company. As compensation for its services the Company pays GP an annual fee of $500,000. For the period ended December 31, 2005, such fees amounted to approximately $530,000, of which $140,000 is payable to GP at December 31, 2005. The Company also reimbursed GP approximately $400,000 for certain expenses paid by GP on behalf of the Company.

The Company also contracts with Giuliani Safety and Security LLC to provide background investigation services on potential clients as well as prospective employees. Giuliani Safety and Security LLC is an affiliate of Giuliani Partners. For the period ended December 31, 2005, the fees for such services amounted to approximately $67,000. As of December 31, 2005, there was no outstanding balance payable to Giuliani Safety and Security LLC.

NOTE E - COMPUTER, OFFICE AND OTHER EQUIPMENT

A summary of computer, office and other equipment is as follows:

	2005
Office equipment	$ 122,015
Furniture and fixtures	190,786
Leasehold improvements	813,402
Telecommunication and technology equipment	648,499
Information technology system and design development	870,856
Less accumulated depreciation and amortization	(354,266)
Computer, office and other equipment, net	$2,291,292

NOTE F - BUSINESS COMBINATION

Giuliani Partners acquired Giuliani Capital Advisors for total consideration of $9.8 million. The purchase price in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," was allocated in the amount of approximately $8.3 million to acquired assets and liabilities based upon fair market values and the remaining approximately $1.5 million was allocated $1.4 million to goodwill and $100,000 to an intangible asset. The intangible asset relates to a noncompete agreement GCA received from E&Y and is being amortized over the four-year term of the agreement.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital changes from day to day, but, as of December 31, 2005, the Company had net capital of $1,866,677, which exceeded minimum net capital requirements by $1,616,677.

NOTE H - COMMITMENTS AND CONTINGENCIES

1. *Operating Subleases and Leases*

As discussed in Note D above, the Company has entered into several operating sublease agreements with E&Y for two of its office facilities. These subleases expire through the year 2007. The subleases obligate the Company to pay the subtenant's percentage of the base rent, found in E&Y's Master Leases. In addition, the subleases also obligate the Company to pay for a portion of E&Y's operating costs, consisting of maintenance and repairs, taxes, electricity, other utilities, management fees and insurance. The Company has also entered into operating leases with other entities for four of its office facilities.

Occupancy expense, consisting of base rent and operating costs, for the period ended December 31, 2005 totaled $2,112,558.

Future minimum base rental payments required under subleases for premises are as follows:

Year ending December 31,	
2006	$1,707,089
2007	1,210,673
2008	707,013
2009	531,261
2010	594,509
Thereafter	38,349
	$4,788,894

2. *Legal Matters*

The Company is subject to legal actions arising in the ordinary course of its business. In the opinion of management, the ultimate outcome of the legal actions will not have a material affect on the Company's financial position.

NOTE H (continued)

3. 401(k) Plan

The Company's employees are eligible to participate in GCA's 401(k) plan. The Company's 401(k) plan is a defined contribution plan, subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). After one year of service, the Company matches 50% up to 6% of the participant's contribution. Participants are fully vested in their contributions and the firm-directed contributions immediately. Firm-directed contributions during the period totaled approximately $156,000.

SUPPLEMENTARY INFORMATION

Giuliani Capital Advisors LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Net capital	
Members' capital	$14,975,121
Deductions and/or charges	
Nonallowable assets	
Accounts receivable, net	7,667,732
Equipment, at cost, less accumulated depreciation	2,039,713
Prepaid expenses and other assets	1,928,288
Other deductions and/or charges	
Goodwill	1,399,794
Intangible assets, net of amortization	72,917
Net capital	1,866,677
Minimum net capital requirement - the greater of 2% of aggregate debit items arising from customer transactions of $ -0- or $250,000	250,000
Excess net capital	$ 1,616,677
Net capital in excess of 5% of combined aggregate debit items or $120,000	$ 1,746,677

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing.

Giuliani Capital Advisors LLC

STATEMENT REGARDING RULE 15c3-3

Period July 3, 2004 through December 31, 2005

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Giuliani Capital Advisors LLC

UNAUDITED STATEMENT OF OPERATIONS BY PERIOD

Period July 3, 2004 through December 31, 2005

	July 3, 2004 - November 30, 2004	December 1, 2004 - December 31, 2004	January 1, 2005 - December 31, 2005	Total
Revenues				
Fee income, net	$ 16,507,092	$4,978,930	$47,457,423	$ 68,943,445
Interest	101,945	23,819	345,010	470,774
Total revenues	16,609,037	5,002,749	47,802,433	69,414,219
Operating expenses				
Employee base compensation and benefits	16,996,453	1,670,850	16,361,177	35,028,480
Employee bonus compensation	14,336,987	883,408	7,342,930	22,563,325
Engagement expenses incurred	2,261,318	45,719	3,373,177	5,680,214
Office and administrative	3,838,881	391,104	2,719,044	6,949,029
Occupancy	2,449,455	232,645	2,255,729	4,937,829
Practice development	783,569	137,173	1,386,553	2,307,295
Technology	644,690	113,217	1,452,679	2,210,586
Research	813,555	120,888	1,453,115	2,387,558
Regulatory fees	179,873	(28,194)	499,325	651,004
Professional fees	441,289	478,675	1,377,763	2,297,727
Recruiting	16,216	-	315,995	332,211
Other	1,744,415	75,938	1,941,351	3,761,704
Total operating expenses	44,506,701	4,121,423	40,478,838	89,106,962
Additional compensation expense				
Retention expenses	-	312,892	3,687,106	3,999,998
Transition expenses	-	-	5,000,000	5,000,000
Net income (loss) before foreign currency translation	(27,897,664)	568,434	(1,363,511)	(28,692,741)
Less: Foreign currency translation	-	-	(50,025)	(50,025)
Net income (loss)	$(27,897,664)	$ 568,434	$(1,413,536)	$(28,742,766)

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Giuliani Capital Advisors LLC

In planning and performing our audit of the financial statements and supplemental schedules of Giuliani Capital Advisors LLC (the "Company") for the period from July 3, 2004 through December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2006

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com